SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.    )*

Intellon Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45816W504

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[   ]

Rule 13d-1(c)

[X]

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 20 Pages

Exhibit Index Contained on Page 19

CUSIP NO. 45816W504	13 G	Page 2 of 20 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EnerTech Capital Partners II, L.P. (“ECP II”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

2,237,920 ordinary common shares (“shares”), except that ECP II Management, L.P. (“Management II LP”), the general partner of ECP II, and ECP II Management, LLC (“Management II LLC”), the general partner of Management II LP may be deemed to have sole power to vote these shares, and William G. Kingsley (“Kingsley”), Scott B. Ungerer (“Ungerer”), Robert E. Keith, Jr. (“Keith”), and Mark J. DeNino (“DeNino”), the members of the executive board of Management II LLC, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

2,237,920 shares, except that Management II LP, the general partner of ECP II, and Management II LLC, the general partner of Management II LP may be deemed to have sole power to dispose of these shares, and Kingsley, Ungerer, Keith, and DeNino, the members of the executive board of Management II LLC, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,237,920
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.5%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 45816W504	13 G	Page 3 of 20 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ECP II Interfund L.P. (“Interfund II”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

85,368 shares, except that Management II LLC, the general partner of Interfund II, may be deemed to have sole power to vote these shares, and Kingsley, Ungerer, Keith, and DeNino, the members of the executive board of Management II LLC, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

85,368 shares, except that Management II LLC, the general partner of Interfund II, may be deemed to have sole power to dispose of these shares, and Kingsley, Ungerer, Keith, and DeNino, the members of the executive board of Management II LLC, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,368
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 45816W504	13 G	Page 4 of 20 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ECP II Management, L.P. (“Management II LP”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

2,237,920 shares, all of which are directly owned by ECP II except that Management II LLC, the general partner of Management II LP, may be deemed to have sole power to vote these shares, and Kingsley, Ungerer, Keith, and DeNino, the members of the executive board of Management II LLC, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

2,237,920 shares, all of which are directly owned by ECP II except that Management II LLC, the general partner of Management II LP, may be deemed to have sole power to dispose of these shares, and Kingsley, Ungerer, Keith, and DeNino, the members of the executive board of Management II LLC, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,237,920
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.5%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 45816W504	13 G	Page 5 of 20 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ECP II Management, LLC (“Management II LLC”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

2,323,288 shares, of which 2,237,920 are directly owned by ECP II and 85,368 are directly owned by Interfund II.  Management II LLC, the general partner of Management II LP, which in turn is the general partner of ECP II, may be deemed to have sole power to vote these shares, and Kingsley, Ungerer, Keith, and DeNino, the members of the executive board of Management II LLC, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

2,323,288 shares, of which 2,237,920 are directly owned by ECP II and 85,368 are directly owned by Interfund II.  Management II LLC, the general partner of Management II LP, which in turn is the general partner of ECP II, may be deemed to have sole power to dispose of these shares, and Kingsley, Ungerer, Keith, and DeNino, the members of the executive board of Management II LLC, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,323,288
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 45816W504	13 G	Page 6 of 20 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EnerTech Capital Partners, L.P. (“ECP”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

9,997 shares directly held by ECP, except that EnerTech Management, L.P. (“EM”), the general partner of ECP, EnerTech Management Company, L.P. (“EMC”), the general partner of EM, and  EnerTech Management Company Manager LLC (“EMCM”), the general partner of EMC, may be deemed to have sole voting power, and Scott B. Ungerer (“Ungerer”), William G. Kingsley (“Kingsley”), Robert E. Keith (“Keith”) and Mark J. DeNino (“DeNino”), the members of the executive board of EMCM, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

9,997 shares directly held by ECP, except that EM, the general partner of ECP, EMC, the general partner of EM, and EMCM, the general partner of EMC, may be deemed to have sole dispositive power, and Ungerer, Kingsley, Keith and DeNino, the members of the executive board of EMCM, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,997
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 45816W504	13 G	Page 7 of 20 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EnerTech Management, L.P. (“EM”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,997 shares directly held by ECP. EM is the general partner of ECP and may be deemed to have sole voting power over the shares held by ECP.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 9,997 shares directly held by ECP. EM is the general partner of ECP and may be deemed to have sole dispositive power over the shares held by ECP.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,997
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 45816W504	13 G	Page 8 of 20 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EnerTech Management Company, L.P. (“EMC”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,997 shares directly held by ECP. EMC, the general partner of EM, may be deemed to have sole voting power of the shares held by ECP.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 9,997 shares directly held by ECP. EMC, the general partner of EM, may be deemed to have sole dispositive power over the shares held by ECP.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,997
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 45816W504	13 G	Page 9 of 20 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EnerTech Management Company Manager, LLC (“EMCM”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,997 shares directly held by ECP. EMCM, the general partner of EMC, may be deemed to have sole voting power over the shares held directly by ECP.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 9,997 shares directly held by ECP. EMCM, the general partner of EMC, may be deemed to have sole dispositive power over the shares held directly by ECP.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,997
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 45816W504	13 G	Page 10 of 20 Pages

1	NAME OF REPORTING PERSON Scott B. Ungerer (“Ungerer”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER

2,333,285 shares, of which 2,237,920 are directly owned by ECP II, 85,368 are directly owned by Interfund II and 9,997 shares are directly owned by ECP.  Ungerer, a member of the executive boards of Management II LLC and EMCM may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER

2,333,285 shares, of which 2,237,920 are directly owned by ECP II, 85,368 are directly owned by Interfund II and 9,997 shares are directly owned by ECP.  Ungerer, a member of the executive boards of Management II LLC and EMCM may be deemed to have shared power to dispose these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,333,285
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 45816W504	13 G	Page 11 of 20 Pages

1	NAME OF REPORTING PERSON William G. Kingsley (“Kingsley”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER

2,333,285 shares, of which 2,237,920 are directly owned by ECP II, 85,368 are directly owned by Interfund II and 9,997 shares are directly owned by ECP.  Kingsley, a member of the executive boards of Management II LLC and EMCM may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER

2,333,285 shares, of which 2,237,920 are directly owned by ECP II, 85,368 are directly owned by Interfund II and 9,997 shares are directly owned by ECP.  Kingsley, a member of the executive boards of Management II LLC and EMCM may be deemed to have shared power to dispose these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,333,285
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 45816W504	13 G	Page 12 of 20 Pages

1	NAME OF REPORTING PERSON Mark J. DeNino (“DeNino”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER

3,123,365 shares, of which 2,237,920 are directly owned by ECP II, 85,368 are directly owned by Interfund II, 9,997 shares are directly owned by ECP, 440,311 are directly owned by Technology Leaders II L.P. and 349,769 are directly owned by Technology Leaders II Offshore C.V.  DeNino, a member of the executive boards of Management II LLC and EMCM may be deemed to have shared power to vote the shares held by ECP II, Interfund II and ECP, and together with Technology Leaders II Management L.P., the general partner of Technology Leaders II L.P. and Technology Leaders II Offshore C.V., TL Ventures Inc., the general partner of Technology Leaders II Management L.P.,  and the other members of the board of directors of TL Ventures Inc.,  may be deemed to have shared power to vote the shares held by Technology Leaders II L.P. and Technology Leaders II Offshore C.V.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER

3,123,365 shares, of which 2,237,920 are directly owned by ECP II, 85,368 are directly owned by Interfund II, 9,997 shares are directly owned by ECP, 440,311 are directly owned by Technology Leaders II L.P. and 349,769 are directly owned by Technology Leaders II Offshore C.V.  DeNino, a member of the executive boards of Management II LLC and EMCM may be deemed to have shared power to dispose the shares held by ECP II, Interfund II and ECP, and together with Technology Leaders II Management L.P., the general partner of Technology Leaders II L.P. and Technology Leaders II Offshore C.V., TL Ventures Inc., the general partner of Technology Leaders II Management L.P.,  and the other members of the board of directors of TL Ventures Inc.,  may be deemed to have shared power to dispose the shares held by Technology Leaders II L.P. and Technology Leaders II Offshore C.V.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,123,365
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.4%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 45816W504	13 G	Page 13 of 20 Pages

1	NAME OF REPORTING PERSON Robert E. Keith, Jr. (“Keith”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER

3,123,365 shares, of which 2,237,920 are directly owned by ECP II, 85,368 are directly owned by Interfund II, 9,997 shares are directly owned by ECP, 440,311 are directly owned by Technology Leaders II L.P. and 349,769 are directly owned by Technology Leaders II Offshore C.V.  Keith, a member of the executive boards of Management II LLC and EMCM may be deemed to have shared power to vote the shares held by ECP II, Interfund II and ECP, and together with Technology Leaders II Management L.P., the general partner of Technology Leaders II L.P. and Technology Leaders II Offshore C.V., TL Ventures Inc., the general partner of Technology Leaders II Management L.P.,  and the other members of the board of directors of TL Ventures Inc.,  may be deemed to have shared power to vote the shares held by Technology Leaders II L.P. and Technology Leaders II Offshore C.V.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER

3,123,365 shares, of which 2,237,920 are directly owned by ECP II, 85,368 are directly owned by Interfund II, 9,997 shares are directly owned by ECP, 440,311 are directly owned by Technology Leaders II L.P. and 349,769 are directly owned by Technology Leaders II Offshore C.V.  Keith, a member of the executive boards of Management II LLC and EMCM may be deemed to have shared power to dispose the shares held by ECP II, Interfund II and ECP, and together with Technology Leaders II Management L.P., the general partner of Technology Leaders II L.P. and Technology Leaders II Offshore C.V., TL Ventures Inc., the general partner of Technology Leaders II Management L.P.,  and the other members of the board of directors of TL Ventures Inc.,  may be deemed to have shared power to dispose the shares held by Technology Leaders II L.P. and Technology Leaders II Offshore C.V.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,123,365
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.4%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 45816W504	13 G	Page 14 of 20 Pages

ITEM 1(A).

Name of Issuer

Intellon Corporation

ITEM 1(B).

Address of Issuer’s Principal Executive Offices

5100 WEST SILVER SPRING BLVD.

OCALA, FL 34482

ITEM 2(A).

Name of Person Filing

This Statement is filed by EnerTech Capital Partners II, L.P., a Delaware limited partnership (“ECP II”), ECP II Interfund, L.P., a Delaware limited partnership (“Interfund II”), ECP II Management, L.P., a Delaware limited partnership (“Management II LP”), ECP II Management, LLC,  a Delaware limited liability company (“Management II LLC”), EnerTech Capital Partners, L.P., a Delaware limited partnership  (“ECP”),EnerTech Management, L.P., a Delaware limited partnership (“EM”) EnerTech Management Company, L.P., a Delaware limited partnership (“EMC”), EnerTech Management Company Manager, LLC, a Delaware limited liability company (“EMCM”) and William G. Kingsley (“Kingsley”), Scott B. Ungerer (“Ungerer”), Robert E. Keith, Jr. (“Keith”), and Mark J. DeNino (“DeNino”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Management II LLC, the general partner of Interfund II and of Management II LP, which is the general partner of ECP II, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by ECP II and Interfund II.  EMCM, the general partner of EMC, which is the general partner of EM, which is the general partner of ECP, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by ECP.  Kingsley, Ungerer, Keith and DeNino are the members of the executive board of Management II LLC and EMCM and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by ECP II, Interfund II and ECP.

ITEM 2(B).

Address of Principal Office

The address for each of the Reporting Persons is:

EnerTech Capital Partners

435 Devon Park Drive

700 Building

Wayne, PA 19087

ITEM 2(C)

Citizenship

ECP II, Interfund II, Management II LP, ECP, EM, and EMC are Delaware limited partnerships.  Management II LLC and EMCM are Delaware limited liability companies.  Kingsley, Ungerer, Keith and DeNino are United States citizens.

ITEM 2(D) AND (E).

Title of Class of Securities and CUSIP Number

Common Stock

CUSIP #  45816W504

ITEM 3.

Not Applicable

CUSIP NO. 45816W504	13 G	Page 15 of 20 Pages

ITEM 4.

Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)

Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)

Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)

Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)

Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.

Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.

Ownership of More Than Five Percent on Behalf of another person

Under certain circumstances, set forth in the limited partnership agreements of ECP II, Interfund II, and Management II LP, and the limited liability company agreement of Management II LLC, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

Under certain circumstances, set forth in the limited partnership agreements of ECP, EM, and EMC, and the limited liability company agreement of EMCM, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

ITEM 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

CUSIP NO. 45816W504	13 G	Page 16 of 20 Pages

ITEM 8.

Identification and Classification of Members of the Group

Not applicable

ITEM 9.

Notice of Dissolution of Group

Not applicable

ITEM 10.

Certification

Not applicable

CUSIP NO. 45816W504	13 G	Page 17 of 20 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2008

EnerTech Capital Partners II, L.P., a

Delaware Limited Partnership

ECP II Interfund, L.P., a

Delaware Limited Partnership

ECP II Management, L.P., a

Delaware Limited Partnership

ECP II Management, LLC, a

Delaware Limited Liability Company

EnerTech Capital Partners, L.P., a

Delaware Limited Partnership

EnerTech Management, L.P., a

Delaware Limited Partnership

EnerTech Management Company, L.P., a

Delaware Limited Partnership

EnerTech Management Company Manager, LLC, a

Delaware Limited Liability Company

By:

/s/ Phyllis M. Reid

Phyllis M. Reid

Attorney-in-Fact*

William G. Kingsley

Scott B. Ungerer

By:

/s/ Phyllis M. Reid

Phyllis M. Reid

Attorney-in-Fact*

Robert E. Keith, Jr.

Mark J. DeNino

By:

/s/ Pamela Strisofsky

Pamela Strisofsky

Attorney-in-Fact*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 45816W504	13 G	Page 18 of 20 Pages

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

http://www.sec.gov/divisions/corpfin/forms/13g.htm
Last update: 06/04/2001

CUSIP NO. 45816W504	13 G	Page 19 of 20 Pages

EXHIBIT INDEX

Found on Sequentially Numbered Page
Exhibit
Exhibit A: Agreement of Joint Filing	20

CUSIP NO. 45816W504	13 G	Page 20 of 20 Pages

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date:  February 14, 2007

EnerTech Capital Partners II, L.P., a

Delaware Limited Partnership

ECP II Interfund, L.P., a

Delaware Limited Partnership

ECP II Management, L.P., a

Delaware Limited Partnership

ECP II Management, LLC, a

Delaware Limited Liability Company

EnerTech Capital Partners, L.P., a

Delaware Limited Partnership

EnerTech Management, L.P., a

Delaware Limited Partnership

EnerTech Management Company, L.P., a

Delaware Limited Partnership

EnerTech Management Company Manager, LLC, a

Delaware Limited Liability Company

By:

/s/ Phyllis M. Reid

Phyllis M. Reid

Attorney-in-Fact*

William G. Kingsley

Scott B. Ungerer

By:

/s/ Phyllis M. Reid

Phyllis M. Reid

Attorney-in-Fact*

Robert E. Keith, Jr.

Mark J. DeNino

By:

/s/ Pamela Strisofsky

Pamela Strisofsky

Attorney-in-Fact*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.